Mail Stop 3561

April 3, 2007

Duane S. Jenson, President
Atlantica, Inc.
4685 S. Highland Drive
Suite 202
Salt Lake City, UT 84117

      Re: Atlantica, Inc.
             Form 10-KSB for Fiscal Year Ended
             December 31, 2005
             File No. 0-24379

Dear Mr. Jenson:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

             Sincerely,

             Tia L. Jenkins
             Senior Assistant Chief Accountant
             Office of Emerging Growth
             Companies

cc: Duane S. Jenson, President
       Fax: (801) 278-9290